UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2024
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant's name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Spotify Technology S.A.
Interim condensed consolidated financial statements
For the three and six months ended June 30, 2024

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Interim condensed consolidated statement of operations
(Unaudited)
(in € millions, except share and per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Revenue	20	3,807	3,177	7,443	6,219
Cost of revenue		2,695	2,411	5,327	4,687
Gross profit		1,112	766	2,116	1,532
Research and development		379	453	768	888
Sales and marketing		343	399	667	746
General and administrative		124	161	247	301
		846	1,013	1,682	1,935
Operating income/(loss)		266	(247)	434	(403)
Finance income	4	76	33	135	60
Finance costs	4	(72)	(27)	(125)	(104)
Finance income/(costs) - net		4	6	10	(44)
Income/(loss) before tax		270	(241)	444	(447)
Income tax (benefit)/expense	5	(4)	61	(27)	80
Net income/(loss) attributable to owners of the parent		274	(302)	471	(527)

Earnings/(loss) per share attributable to owners of the parent
Basic	6	1.37	(1.55)	2.37	(2.71)
Diluted	6	1.33	(1.55)	2.30	(2.71)
Weighted-average ordinary shares outstanding
Basic	6	199,959,172	194,420,128	198,985,721	193,993,664
Diluted	6	206,119,851	194,420,128	205,123,767	193,993,664

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income/(loss)
(Unaudited)
(in € millions)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Net income/(loss) attributable to owners of the parent		274	(302)	471	(527)
Other comprehensive income/(loss)
Items that may be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Change in net unrealized gain or loss on short term investments	13, 19	1	(1)	(1)	5
Change in net unrealized gain or loss on cash flow hedging instruments	13, 19	(3)	(5)	(2)	(7)
Change in foreign currency translation adjustment		6	(9)	28	(22)
Items not to be subsequently reclassified to interim condensed consolidated statement of operations (net of tax):
Gains/(losses) in the fair value of long term investments	13, 19	313	(94)	565	(99)
Change in fair value of Exchangeable Notes due to change in the Group's credit risk	15, 19	—	(10)	(4)	(10)
Other comprehensive income/(loss) for the period (net of tax)		317	(119)	586	(133)
Total comprehensive income/(loss) for the period attributable to owners of the parent		591	(421)	1,057	(660)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position
(in € millions)

	Note	June 30, 2024	December 31, 2023
		(Unaudited)
Assets
Non-current assets
Lease right-of-use assets	7	254	300
Property and equipment	8	211	247
Goodwill	9	1,167	1,137
Intangible assets	9	68	84
Long term investments	19	1,931	1,215
Restricted cash and other non-current assets	10	70	75
Finance lease receivables	7	52	—
Deferred tax assets	5	49	28
		3,802	3,086
Current assets
Trade and other receivables	11	753	858
Income tax receivable		35	20
Short term investments	19	1,344	1,100
Cash and cash equivalents		4,054	3,114
Other current assets	12	158	168
		6,344	5,260
Total assets		10,146	8,346
Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		5,637	5,155
Treasury shares	13	(262)	(262)
Other reserves	13	2,595	1,812
Accumulated deficit		(3,711)	(4,182)
Equity attributable to owners of the parent		4,259	2,523
Non-current liabilities
Exchangeable Notes	15, 19	1,323	1,203
Lease liabilities	7	472	493
Accrued expenses and other liabilities	17	11	26
Provisions	18	3	3
Deferred tax liabilities	5	19	8
		1,828	1,733
Current liabilities
Trade and other payables	16	1,091	978
Income tax payable		17	12
Deferred revenue		657	622
Accrued expenses and other liabilities	17	2,223	2,440
Provisions	18	24	21
Derivative liabilities	19	47	17
		4,059	4,090
Total liabilities		5,887	5,823
Total equity and liabilities		10,146	8,346
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity
(Unaudited)
(in € millions)

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2024		—	5,155	(262)	1,812	(4,182)	2,523
Income for the period		—	—	—	—	197	197
Other comprehensive income		—	—	—	269	—	269
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	242	—	—	—	242
Restricted stock units withheld for employee taxes		—	—	—	(27)	—	(27)
Share-based compensation	14	—	—	—	69	—	69
Income tax impact associated with share-based compensation	5	—	—	—	36	—	36
Balance at March 31, 2024		—	5,397	(262)	2,159	(3,985)	3,309
Income for the period		—	—	—	—	274	274
Other comprehensive income		—	—	—	317	—	317
Issuance of shares upon exercise of stock options and restricted stock units	13	—	240	—	—	—	240
Restricted stock units withheld for employee taxes		—	—	—	(33)	—	(33)
Share-based compensation	14	—	—	—	81	—	81
Income tax impact associated with share-based compensation	5	—	—	—	71	—	71
Balance at June 30, 2024		—	5,637	(262)	2,595	(3,711)	4,259

	Note	Share capital	Other paid in capital	Treasury Shares	Other reserves	Accumulated deficit	Equity attributable to owners of the parent
Balance at January 1, 2023		—	4,789	(262)	1,521	(3,647)	2,401
Loss for the period		—	—	—	—	(225)	(225)
Other comprehensive loss		—	—	—	(14)	—	(14)
Reclassification of loss on sale of long term investments	13	—	—	—	3	(3)	—
Issuance of shares upon exercise of stock options, restricted stock units, and contingently issuable shares	13	—	75	—	—	—	75
Restricted stock units withheld for employee taxes		—	—	—	(13)	—	(13)
Share-based compensation	14	—	—	—	105	—	105
Income tax impact associated with share-based compensation	5	—	—	—	13	—	13
Balance at March 31, 2023		—	4,864	(262)	1,615	(3,875)	2,342
Loss for the period		—	—	—	—	(302)	(302)
Other comprehensive loss		—	—	—	(119)	—	(119)
Issuance of shares upon exercise of stock options and restricted stock units	13	—	35	—	—	—	35
Restricted stock units withheld for employee taxes		—	—	—	(19)	—	(19)
Share-based compensation	14	—	—	—	99	—	99
Income tax impact associated with share-based compensation	5	—	—	—	18	—	18
Balance at June 30, 2023		—	4,899	(262)	1,594	(4,177)	2,054

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows
(Unaudited)
(in € millions)

		Six months ended June 30,
	Note	2024	2023
Operating activities
Net income/(loss)		471	(527)
Adjustments to reconcile net income/(loss) to net cash flows
Depreciation of property and equipment and lease right-of-use assets	7, 8	43	61
Amortization of intangible assets	9	18	27
Impairment charges on real estate assets	7, 8	18	90
Write-off of content assets	12	—	30
Share-based compensation expense	14	150	202
Finance income	4	(135)	(60)
Finance costs	4	125	104
Income tax (benefit)/expense	5	(27)	80
Other		(1)	(3)
Changes in working capital:
Decrease in trade receivables and other assets		120	21
(Decrease)/increase in trade and other liabilities		(143)	20
Increase in deferred revenue		28	24
Increase/(decrease) in provisions	18	4	(1)
Interest paid on lease liabilities	7	(18)	(20)
Interest received		78	49
Income tax paid		(28)	(25)
Net cash flows from operating activities		703	72
Investing activities
Payment of deferred consideration pertaining to business combinations		(10)	(7)
Purchases of property and equipment	8	(7)	(4)
Purchases of short term investments	19	(2,283)	(375)
Sales and maturities of short term investments	19	2,079	376
Change in restricted cash	10	1	(2)
Dividends received	4	18	—
Other		(4)	3
Net cash flows used in investing activities		(206)	(9)
Financing activities
Proceeds from exercise of stock options	14	482	110
Payments of lease liabilities	7	(39)	(42)
Lease incentives received	7	—	2
Payments for employee taxes withheld from restricted stock unit releases	14	(57)	(29)
Net cash flows from financing activities		386	41
Net increase in cash and cash equivalents		883	104
Cash and cash equivalents at beginning of the period		3,114	2,483
Net foreign exchange gains/(losses) on cash and cash equivalents		57	(37)
Cash and cash equivalents at June 30		4,054	2,550
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Recognition of lease right-of-use asset in exchange for lease liabilities	7	13	17
Real estate assets disposed of in exchange for finance lease receivables	7, 8	47	—
Purchases of property and equipment in trade and other liabilities	8	1	3
Employee taxes withheld from restricted stock unit releases in trade and other liabilities	14	3	3

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements
(Unaudited)
1.Corporate information
Spotify Technology S.A. (the “Company” or “parent”) is a public limited company incorporated and domiciled in Luxembourg. The Company's registered office is 33 Boulevard Prince Henri, L-1724 Luxembourg, Grand Duchy of Luxembourg.
The principal activity of the Company and its subsidiaries (collectively, the “Group,” “we,” “us,” or “our”) is audio streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog of music and podcasts. In select markets, the Premium Service provides eligible users with limited online and offline streaming access to its catalog of audiobooks. The Premium Service offers a music listening experience without commercial breaks. The Group’s ad-supported service (“Ad-Supported Service” and together with the Premium Service and other subscription offerings, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog of music and unlimited online and offline access to the catalog of podcasts. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.
2.Basis of preparation and summary of material accounting policies
The interim condensed consolidated financial statements of Spotify Technology S.A. for the three and six months ended June 30, 2024 and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2023, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.
New and amended standards and interpretations adopted by the Group
Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1
On January 1, 2024, the Group adopted the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments are applied on a retrospective basis and require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment did not result in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the Exchangeable Notes to June 30, 2024, as the exchange conditions had not been met.
There are no other new International Financial Reporting Standards (“IFRS”) or IFRS Interpretation Committee (“IFRIC”) interpretations effective during the six months ended June 30, 2024 that have a material impact to the interim condensed consolidated financial statements.
New standards and interpretations issued not yet effective
Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this new standard.
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impact of these amendments.
There are no other IFRS or IFRIC interpretations that are not yet effective and that are expected to have a material impact to the interim condensed consolidated financial statements.
3.Critical accounting estimates and judgments
In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2023.
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.
4.Finance income and costs

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	—	1	—	1
Interest income	52	30	97	56
Interest income on finance lease receivables	1	—	2	—
Dividend income	18	—	18	—
Other finance income	5	2	10	3
Foreign exchange gains	—	—	8	—
Total	76	33	135	60
Finance costs
Fair value movements on derivative liabilities (Note 19)	(18)	—	(26)	(7)
Fair value movements on Exchangeable Notes (Note 19)	(43)	(5)	(78)	(48)
Interest expense on lease liabilities	(9)	(10)	(18)	(20)
Other finance costs	(2)	(2)	(3)	(6)
Foreign exchange losses	—	(10)	—	(23)
Total	(72)	(27)	(125)	(104)
5.Income tax
The effective tax rates for the three months ended June 30, 2024 and 2023 were (1.6)% and (25.1)%, respectively. The effective tax rates for the six months ended June 30, 2024 and 2023 were (6.1)% and (17.8)%, respectively. The Group operates in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group's earnings and the applicable tax rates in the jurisdictions where the Group operates.
For the three months ended June 30, 2024, the income tax benefit of €4 million was due primarily to the recognition of deferred tax assets as a result of the increase in the unrealized gain on the Group’s long-term investment in Tencent Music Entertainment Group (“TME”) of €53 million, offset by €38 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity and €10 million of income taxes payable associated with entities in a taxable profit position. For the three months ended June 30, 2023, the income tax expense of €61 million was due primarily to €26 million of deferred tax expense related to the derecognition of deferred tax assets as a result of the decrease in unrealized gain on the Group’s long-term investment in TME, €17 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity, as well as €12 million of income taxes payable associated with entities in a taxable profit position.
For the six months ended June 30, 2024, the income tax benefit of €27 million was due primarily to the recognition of deferred tax assets as a result of the increase in unrealized gain on the Group's long-term investment in TME of €117 million, offset by €64 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity and €16 million of income taxes payable associated with entities in a taxable profit position. For the six months ended June 30, 2023, the income tax expense of €80 million was due primarily to the derecognition of deferred tax assets resulting from the decrease in the unrealized gain on the Group’s long term investment in TME of €28 million, €23 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity, as well as €19 million of income taxes payable associated with entities in a taxable profit position.
Transactions recorded through other comprehensive income/(loss) have been shown net of their tax impact, as applicable.
The Group is in scope of the OECD Pillar 2 Model Rules (“P2 Rules”). The P2 Rules have been enacted (or substantively enacted) in most jurisdictions in which the Group operates, including Luxembourg and Sweden. Although no material exposure arising from Pillar 2 has been identified to date, material Pillar 2 impacts to our tax expense remain possible.
We are subject to ongoing tax audits in several jurisdictions, and most of these audits involve transfer pricing matters. Tax authorities in certain jurisdictions have challenged our tax positions. We regularly assess the likely outcomes of these audits, taking into account any new information available, in order to determine the appropriateness of the tax reserves. If management concludes that it is not probable that a tax position will be accepted, the effect of that uncertainty is reflected at either the most likely amount or the expected value, taking into account a range of possible outcomes. An Advance Pricing Agreement ("APA") with the United States government was executed in July 2024 for the tax years 2014 through 2021 covering various transfer pricing matters. The conclusion of this APA did not have a material impact.
Tax provisions related to uncertain tax positions in the interim condensed consolidated statement of financial position, which management has concluded are not probable to be accepted were €14 million as of June 30, 2024 and €8 million as of December 31, 2023. None of the provisions related to uncertain tax positions are reasonably expected to be resolved within the next 12 months. Interest and penalties included in income tax expense were not material in any of the periods presented. Due to the uncertainty associated with our tax positions, any future agreement with the tax authorities could have a significant impact on our results of operations, financial condition, and cash flows.
Net deferred tax assets of €30 million and €20 million have been recorded in the interim condensed consolidated statement of financial position as of June 30, 2024 and December 31, 2023, respectively. In evaluating the probability of realizing deferred tax assets, the Group considered all available positive and negative evidence of realizability, primarily past operating results. As of June 30, 2024 and December 31, 2023, deferred tax assets of €791 million and €796 million have not been recognized. Changes in profitability, in the jurisdictions where these balances originated, among other factors, could have a substantial impact on management’s assessment of deferred tax recognition.
6.Earnings/(loss) per share
Basic earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted earnings/(loss) per share is computed using the weighted-average number of outstanding ordinary shares and potential outstanding ordinary shares during the period. Potential ordinary shares, which are based on the weighted-average ordinary shares underlying outstanding stock options, restricted stock units, other contingently issuable shares, warrants, and Exchangeable Notes and computed using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted earnings/(loss) per share when their effect is dilutive. The computation of earnings/(loss) per share for the respective periods is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions, except share and per share data)
Basic earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	274	(302)	471	(527)
Shares used in computation:
Weighted-average ordinary shares outstanding	199,959,172	194,420,128	198,985,721	193,993,664
Basic earnings/(loss) per share attributable to owners of the parent	1.37	(1.55)	2.37	(2.71)

Diluted earnings/(loss) per share
Net income/(loss) attributable to owners of the parent	274	(302)	471	(527)
Net income/(loss) used in the computation of diluted earnings/(loss) per share	274	(302)	471	(527)
Shares used in computation:
Weighted-average ordinary shares outstanding	199,959,172	194,420,128	198,985,721	193,993,664
Stock options	4,216,472	—	4,122,911	—
Restricted stock units	1,925,727	—	1,993,421	—
Other contingently issuable shares	18,480	—	21,714	—
Diluted weighted-average ordinary shares	206,119,851	194,420,128	205,123,767	193,993,664
Diluted earnings/(loss) per share attributable to owners of the parent	1.33	(1.55)	2.30	(2.71)
Potential dilutive securities that were not included in the diluted earnings/(loss) per share calculations because they would be anti-dilutive were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Stock options	1,429,580	15,739,427	1,601,086	15,739,427
Restricted stock units	2,439	3,476,096	6,829	3,476,096
Other contingently issuable shares	—	36,898	—	36,898
Warrants	800,000	800,000	800,000	800,000
Exchangeable Notes	2,911,500	2,911,500	2,911,500	2,911,500
7.Leases
The Group leases certain properties under non-cancellable lease agreements that primarily relate to office space. The expected remaining lease terms are up to 10 years.

Below is the roll-forward of lease right-of-use assets:

Right-of-use assets
(in € millions)
Cost
At January 1, 2024	684
Increases	13
Decreases	(172)
Exchange differences	11
At June 30, 2024	536
Accumulated depreciation and impairment loss
At January 1, 2024	(384)
Depreciation charge	(22)
Impairment charge	(12)
Decreases	142
Exchange differences	(6)
At June 30, 2024	(282)
Cost, net accumulated depreciation and impairment loss
At January 1, 2024	300
At June 30, 2024	254
During the six months ended June 30, 2024, we recorded €12 million of impairment charges for right-of-use assets in connection with our strategic decision to reduce our real estate footprint in certain locations and initiate subleases of these leased office spaces (“Office Space Optimization Initiative”).
Below is the roll-forward of lease liabilities:

Lease liabilities	2024	2023
	(in € millions)
At January 1	558	613
Increases	13	17
Payments (1)	(57)	(62)
Interest expense	18	20
Lease incentives received (2)	—	2
Exchange differences	11	(14)
At June 30	543	576
(1) €18 million and €20 million of interest paid on lease liabilities are included in operating activities and €39 million and €42 million of payments of lease liabilities included in financing activities within the interim condensed consolidated statement of cash flows for the six months ended June 30, 2024 and 2023, respectively.
(2) €2 million of lease incentives received are included in financing activities within the interim condensed statement of cash flows for the six months ended June 30, 2023. There were no lease incentives received during the six months ended June 30, 2024.

Below is the maturity analysis of lease liabilities:

Lease liabilities	June 30, 2024
Maturity Analysis	(in € millions)
Less than one year	105
One to five years	336
More than five years	273
Total lease commitments	714
Impact of discounting remaining lease payments	(171)
Total lease liabilities	543
Lease liabilities included in the interim condensed consolidated statement of financial position
Current	71
Non-current	472
Total	543
Excluded from the lease commitments above are short term leases. Expenses relating to short term leases were approximately €1 million for both the three months ended June 30, 2024 and 2023, and €2 million for both the six months ended June 30, 2024 and 2023, respectively. Additionally, the Group has entered into certain lease agreements with approximately €40 million of commitments, which had not commenced as of June 30, 2024, and, as such, have not been recognized in the interim condensed consolidated statement of financial position.
The weighted-average incremental borrowing rate applied to lease liabilities recognized in the interim condensed consolidated statement of financial position as of June 30, 2024 was 6.4%.
During the six months ended June 30, 2024, the Group entered into agreements to sublease a portion of its leased offices under finance leases. As an intermediate lessor, the Group accounts for sublease arrangements separately from the related head lease agreements. Subleases are classified as either finance or operating leases by reference to the right-of-use asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Amounts due from lessees under finance subleases are recognized as receivables discounted using the interest rate implicit in the lease. Below is the roll-forward of finance lease receivables:

Finance lease receivables	2024	2023
	(in € millions)
At January 1	—	—
Additions	51	—
Interest income	2	—
At June 30	53	—

Below is the maturity analysis of finance lease receivables:

Finance lease receivables	June 30, 2024
Maturity Analysis	(in € millions)
Less than one year	1
One to five years	38
More than five years	49
Total lease payments receivable	88
Unearned finance income	(35)
Total finance lease receivables	53
Finance lease receivables included in the interim condensed consolidated statement of financial position
Current	1
Non-current	52
Total	53
8.Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2024	93	444	537
Additions	2	1	3
Disposals	(4)	(55)	(59)
Exchange differences	3	9	12
At June 30, 2024	94	399	493
Accumulated depreciation and impairment loss
At January 1, 2024	(79)	(211)	(290)
Depreciation charge	(5)	(16)	(21)
Impairment charge	—	(6)	(6)
Disposals	4	37	41
Exchange differences	(1)	(5)	(6)
At June 30, 2024	(81)	(201)	(282)
Cost, net accumulated depreciation and impairment loss
At January 1, 2024	14	233	247
At June 30, 2024	13	198	211
During the six months ended June 30, 2024, we recorded €6 million of impairment charges for leasehold improvements in connection with the Office Space Optimization Initiative. The Group had €2 million and €4 million of leasehold improvements that were not placed into service as of June 30, 2024 and December 31, 2023, respectively.

9.Goodwill and intangible assets

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2024	68	168	236	1,137	1,373
Additions	2	—	2	—	2
Derecognition of fully amortized intangibles	(2)	(23)	(25)	—	(25)
Exchange differences	—	2	2	30	32
At June 30, 2024	68	147	215	1,167	1,382
Accumulated amortization
At January 1, 2024	(55)	(97)	(152)	—	(152)
Amortization charge	(4)	(14)	(18)	—	(18)
Derecognition of fully amortized intangibles	2	23	25	—	25
Exchange differences	—	(2)	(2)	—	(2)
At June 30, 2024	(57)	(90)	(147)	—	(147)
Cost, net accumulated amortization
At January 1, 2024	13	71	84	1,137	1,221
At June 30, 2024	11	57	68	1,167	1,235
Amortization charges related to intangible assets of €7 million and €9 million are included in research and development in the interim condensed consolidated statement of operations during the three months ended June 30, 2024 and 2023, respectively. Amortization charges related to intangible assets of €15 million and €19 million are included in research and development in the interim condensed consolidated statement of operations during the six months ended June 30, 2024 and 2023, respectively. There were no impairment charges for goodwill and no material impairment charges for intangible assets for the three and six months ended June 30, 2024 and 2023, respectively.
10.Restricted cash and other non-current assets

	June 30, 2024	December 31, 2023
	(in € millions)
Restricted cash
Lease deposits and guarantees	48	50
Other	1	1
Other non-current assets	21	24
Total	70	75
11.Trade and other receivables

	June 30, 2024	December 31, 2023
	(in € millions)
Trade receivables	548	607
Less: allowance for expected credit losses	(3)	(5)
Trade receivables - net	545	602
Other receivables	208	256
Total	753	858

12.Other current assets

	June 30, 2024	December 31, 2023
	(in € millions)
Content assets	73	95
Prepaid expenses and other	74	64
Derivative assets	11	9
Total	158	168
Content asset amortization of €52 million and €53 million is included in cost of revenue in the interim condensed consolidated statement of operations for the three months ended June 30, 2024 and 2023, respectively. Content asset amortization of €103 million is included in cost of revenue in the interim condensed consolidated statement of operations for both the six months ended June 30, 2024 and 2023.
13.Equity and other reserves
As of June 30, 2024 and December 31, 2023, the Company had 204,256,242 and 201,343,630 ordinary shares issued and fully paid, respectively, with 3,448,071 and 4,200,241 ordinary shares held as treasury shares, respectively.
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through June 30, 2024, 469,274 ordinary shares were repurchased for €91 million under this program.
For the three and six months ended June 30, 2024, the Company issued and repurchased 2,000,000 and 2,900,000 of its own ordinary shares, respectively, from its Netherlands subsidiary at par value. For the three and six months ended June 30, 2024, the Company reissued 1,754,106 and 3,652,170 treasury shares, respectively, upon the exercise of stock options and vesting of restricted stock units.
For the three and six months ended June 30, 2023, the Company issued and repurchased 700,000 of its own ordinary shares from its Netherlands subsidiary at par value. For the three and six months ended June 30, 2023, the Company reissued 511,676 and 1,347,969 treasury shares, respectively, upon the exercise of stock options, vesting of restricted stock units and contingently issuable shares.
As of June 30, 2024 and December 31, 2023, the Group's founders held 337,341,690 and 343,841,690 beneficiary certificates, respectively.

Other reserves

	2024	2023
	(in € millions)
Currency translation
At January 1	63	100
Currency translation	28	(22)
At June 30	91	78
Short term investments
At January 1	(4)	(18)
Losses on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	(10)	—
Losses reclassified to interim condensed consolidated statement of operations	9	6
Deferred tax	—	(1)
At June 30	(5)	(13)
Long term investments
At January 1	224	161
Gains/(Losses) on fair value not to be subsequently reclassified to interim condensed consolidated statement of operations	712	(124)
Losses on sale of long term investment reclassified to accumulated deficit	—	3
Deferred tax	(147)	25
At June 30	789	65
Exchangeable Notes
At January 1	(7)	3
Losses on fair value attributable to changes in credit risk	(5)	(14)
Deferred tax	1	4
At June 30	(11)	(7)
Cash flow hedges
At January 1	(3)	10
(Losses)/Gains on fair value that may be subsequently reclassified to interim condensed consolidated statement of operations	(6)	3
Losses/(Gains) reclassified to revenue	13	(35)
(Gains)/Losses reclassified to cost of revenue	(10)	23
Deferred tax	1	2
At June 30	(5)	3
Share-based compensation
At January 1	1,539	1,265
Share-based compensation	150	204
Income tax impact associated with share-based compensation	107	31
Restricted stock units withheld for employee taxes	(60)	(32)
At June 30	1,736	1,468
Other reserves at June 30	2,595	1,594

14.Share-based compensation
The expense recognized in the interim condensed consolidated statement of operations for share-based compensation is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions)
Cost of revenue	2	1	3	3
Research and development	47	60	86	125
Sales and marketing	18	21	34	41
General and administrative	15	15	27	33
Total	82	97	150	202
Activity in the Group's RSUs and other contingently issuable shares outstanding and related information is as follows:

	RSUs		Other
	Number of RSUs	Weighted average grant date fair value	Number of Awards	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2024	2,554,925	132.39	36,898	155.83
Granted	634,307	260.70	—	—
Forfeited	(70,849)	159.43	—	—
Released	(601,647)	151.76	(14,596)	154.15
Outstanding at June 30, 2024	2,516,736	159.37	22,302	156.93
In the table above, the number of RSUs and other contingently issuable shares released include ordinary shares that the Group has withheld for settlement of employees' tax obligations due upon the vesting of RSUs and other contingently issuable shares. For most of our employees, when RSUs vest, the Group withholds the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued. The Group then remits cash to tax authorities on the employees' behalf. If all the RSUs outstanding at June 30, 2024 subsequently vest, the Group estimates that it would be required to remit approximately €273 million to tax authorities over the vesting period for the years 2024 through 2028. In determining this estimate, the Group used the Company's ordinary share price as at June 30, 2024. The actual amount remitted to tax authorities is dependent on the Company's ordinary share price on each of the vesting dates, as well as the number of awards that ultimately vest.
Activity in the Group's stock options outstanding and related information is as follows:

	Options
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2024	12,429,245	165.93
Granted	597,800	271.67
Forfeited	(145,841)	165.47
Exercised	(3,321,213)	157.70
Expired	(165,980)	301.32
Outstanding at June 30, 2024	9,394,011	173.18
Exercisable at January 1, 2024	5,793,791	184.98
Exercisable at June 30, 2024	3,883,933	195.50
The weighted-average contractual life for the stock options outstanding at June 30, 2024 was 2.8 years. The weighted-average share price at exercise for options exercised during the six months ended June 30, 2024 was US$273.53. The weighted-average fair value of options granted during the six months ended June 30, 2024 was US$116.48 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based compensation for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Expected volatility (%)	53.8 - 56.0	51.5 - 58.8	53.7 - 57.6	51.5 - 61.2
Risk-free interest rate (%)	4.4 - 4.9	3.6 - 4.1	3.8 - 4.9	3.5 - 4.7
Expected life of stock options (years)	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8	2.6 - 4.8
Weighted-average share price (US$)	302.05	145.58	265.67	110.26
15.Exchangeable Notes
On March 2, 2021, the Company’s wholly owned subsidiary, Spotify USA Inc. (the “Issuer”), issued US$1,500 million aggregate principal amount of 0% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”), which included the initial purchasers’ exercise in full of their option to purchase an additional US$200 million principal amount of the Exchangeable Notes. The Exchangeable Notes will mature on March 15, 2026, unless earlier repurchased, redeemed or exchanged. The Exchangeable Notes are fully and unconditionally guaranteed, on a senior, unsecured basis by the Company.
The net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting transaction costs of €18 million. The transaction costs were immediately expensed and included in finance costs in the interim condensed consolidated statement of operations for the three months ended March 31, 2021.
The Exchangeable Notes are the Issuer’s senior unsecured obligations and are equal in right of payment with the Issuer's future senior, unsecured indebtedness, senior in right of payment to the Issuer’s future indebtedness that is expressly subordinated to the Exchangeable Notes and effectively subordinated to the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The Exchangeable Notes will be structurally subordinated to all future indebtedness and other liabilities, including trade payables, and (to the extent the Issuer is not a holder thereof) preferred equity, if any, of the Issuer’s subsidiaries.
The noteholders may exchange their Exchangeable Notes at their option into consideration that consists, at the Issuer’s election, of cash, ordinary shares of the Company, or a combination of cash and ordinary shares, but only under certain circumstances as set forth in the indenture governing the Exchangeable Notes (the “Indenture”). The circumstances required to allow the noteholders to exchange their Exchangeable Notes were not met during the six months ended June 30, 2024.
The Exchangeable Notes were not redeemable prior to March 20, 2024, except in the event of certain tax law changes as set forth in the Indenture. As of March 20, 2024, the Exchangeable Notes are redeemable, in whole or in part, at the Issuer’s option at any time, and from time to time, and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid special and additional interest, if any, but only if the last reported sale price per ordinary share exceeds 130% of the exchange price on:
(1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Issuer sends the related redemption notice; and
(2) the trading day immediately before the date the Issuer sends such notice.
In addition, the Issuer will have the right to redeem all, but not less than all, of the Exchangeable Notes if certain changes in tax law as set forth in the Indenture occur. In addition, calling any Exchangeable Note for redemption will constitute a make-whole fundamental change with respect to that Exchangeable Note, in which case the exchange rate applicable to the exchange of that Exchangeable Note will be increased in certain circumstances if it is exchanged after it is called for redemption.
Upon the occurrence of a “fundamental change” as set forth in the Indenture, noteholders may require the Issuer to repurchase their Exchangeable Notes at a cash repurchase price equal to the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid special and additional interest, if any, to, but excluding, the fundamental change repurchase date as set forth in the Indenture.
The Group accounted for the Exchangeable Notes at fair value through profit and loss using the fair value option in accordance with IFRS 9, Financial Instruments. The fair value of the Exchangeable Notes as of June 30, 2024 was $1,323 million. See Note 19 for information regarding the key inputs and assumptions used to estimate the fair value of the Exchangeable Notes.

16.Trade and other payables

	June 30, 2024	December 31, 2023
	(in € millions)
Trade payables	750	662
Value added tax and sales taxes payable	311	291
Other current liabilities	30	25
Total	1,091	978
17.Accrued expenses and other liabilities

	June 30, 2024	December 31, 2023
	(in € millions)
Non-current
Other accrued liabilities	11	26
Total	11	26
Current
Accrued fees to rights holders	1,678	1,826
Accrued salaries, vacation, and related taxes	135	273
Accrued social costs for options and RSUs	152	57
Accrued operating liabilities	134	163
Other accrued expenses	124	121
Total	2,223	2,440
On December 4, 2023, the Company announced a reduction in force, through which our employee base was reduced by approximately 17%. As of December 31, 2023, we had accrued employee severance costs related to the reduction in force of €136 million included within current accrued expenses and other liabilities. As of June 30, 2024, we have substantially settled our obligations related to the reduction in force.
18.Provisions

	Legal contingencies	Indirect tax	Onerous Contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2024	11	8	1	4	24
Charged/(credited) to the interim condensed statement of operations:
Additional provisions	6	1	—	—	7
Utilized	—	—	(1)	—	(1)
Reversal of unutilized amounts	(2)	(1)	—	—	(3)
Carrying amount at June 30, 2024	15	8	—	4	27
As at January 1, 2024
Current portion	11	8	1	1	21
Non-current portion	—	—	—	3	3
As at June 30, 2024
Current portion	15	8	—	1	24
Non-current portion	—	—	—	3	3

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group's financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated.
As of April 2019, Spotify USA Inc.'s settlement of the Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.), putative class action lawsuit, which alleged that Spotify USA Inc. unlawfully reproduced and distributed musical compositions without obtaining licenses, was final and effective. Even with the effectiveness of the settlement, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. The Music Modernization Act of 2018 contains a limitation of liability with respect to such lawsuits filed on or after January 1, 2018. Rights holders may, nevertheless, file lawsuits, and may argue that they should not be bound by this limitation of liability. For example, in August 2019, the Eight Mile Style, LLC et al v. Spotify USA Inc., No. 3:19-cv-00736-AAT, lawsuit was filed against Spotify USA Inc. in the U.S. District Court for the Middle District of Tennessee, alleging both that Spotify USA Inc. does not qualify for the limitation of liability in the Music Modernization Act and that the limitation of liability is unconstitutional and, thus, not valid law. We intend to vigorously defend this lawsuit, including plaintiffs' challenges to the limitation of liability in the Music Modernization Act.
19.Financial instruments
Foreign exchange forward contracts
Cash flow hedges
The Group's currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, Euro / Swedish krona, Euro / Canadian dollar, and Euro / Norwegian krone. The notional principal of foreign exchange contracts hedging the revenue and cost of revenue line items in the interim condensed consolidated statement of operations was approximately €1,556 million and €1,002 million, respectively, as of June 30, 2024, and approximately €1,414 million and €991 million, respectively, as of December 31, 2023.
Fair values
The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. The Group measures its finance lease receivables as described in Note 7. The carrying amount of our finance lease receivables is considered to approximate their fair value at June 30, 2024. Refer to the consolidated financial statements for the year ended December 31, 2023 for information regarding the Group's measurement of its lease liabilities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, the Group's financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2024
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	3,063	—	—	3,063
Short term investments:
Money market funds	184	—	—	184
Government securities	261	7	—	268
Corporate notes	—	331	—	331
Collateralized reverse purchase agreements	—	448	—	448
Fixed income funds	113	—	—	113
Derivatives (designated for hedging):
Foreign exchange forwards	—	11	—	11
Long term investments	1,855	—	76	1,931
Total financial assets at fair value	5,476	797	76	6,349
Financial liabilities at fair value
Exchangeable Notes	—	—	1,323	1,323
Derivatives (not designated for hedging):
Warrants	—	—	29	29
Derivatives (designated for hedging):
Foreign exchange forwards	—	18	—	18
Total financial liabilities at fair value	—	18	1,352	1,370

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2023
	(in € millions)
Financial assets at fair value
Cash equivalents:
Money market funds	2,111	—	—	2,111
Short term investments:
Money market funds	181	—	—	181
Government securities	239	8	—	247
Corporate notes	—	320	—	320
Collateralized reverse purchase agreements	—	241	—	241
Fixed income funds	111	—	—	111
Derivatives (designated for hedging):
Foreign exchange forwards	—	9	—	9
Long term investments	1,154	—	61	1,215
Total financial assets at fair value	3,796	578	61	4,435
Financial liabilities at fair value
Exchangeable Notes	—	—	1,203	1,203
Derivatives (not designated for hedging):
Warrants	—	—	3	3
Derivatives (designated for hedging):
Foreign exchange forwards	—	14	—	14
Total financial liabilities at fair value	—	14	1,206	1,220
The Group's policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period. During the six months ended June 30, 2024, there were no transfers between levels in the fair value hierarchy.
Recurring fair value measurements
Long term investment - Tencent Music Entertainment Group
The Group's approximate 8% investment in TME is carried at fair value through other comprehensive income/(loss). The fair value of ordinary shares of TME is based on the ending New York Stock Exchange American depository share price. The fair value of the investment in TME may vary over time and is subject to a variety of risks including company performance, macro-economic, regulatory, industry, USD to Euro exchange rate and systemic risks of the equity markets overall.
The table below presents the changes in the investment in TME:

	2024	2023
	(in € millions)
At January 1	1,154	1,094
Changes in fair value recorded in other comprehensive income/(loss)	701	(137)
At June 30	1,855	957
A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €1,669 million to €2,040 million at June 30, 2024.
The following sections describe the valuation methodologies the Group uses to measure its Level 3 financial instruments at fair value on a recurring basis.

Long term investments - other
The Group has interests in certain long term investments, the most significant of which is our equity investment in DistroKid, an independent digital music distribution service. These long term investments primarily represent unlisted equity securities carried at fair value through other comprehensive income/(loss). The fair values of these equity investments are generally determined using business enterprise values based on market transactions or by (i) applying market multiples to the projected financial performance and (ii) discounting the future value to its present value equivalent. The key assumptions used to estimate the fair value of these equity investments include market multiples of revenue or earnings before interest, income taxes, depreciation and amortization for benchmark companies used to estimate business enterprise value and discount rate.
The fair value of the long term investments may vary over time and is subject to a variety of risks including company performance, macroeconomic, regulatory, industry, USD to Euro exchange rate, and systemic risks of the overall equity markets.
The table below presents the changes in the other long term investments:

	2024	2023
	(in € millions)
At January 1	61	43
Initial recognition of long term investment	1	2
Changes in fair value recorded in other comprehensive income/(loss)	12	14
Changes in fair value recognized in interim condensed consolidated statement of operations	2	—
Return of capital	(2)	—
Effect of changes in foreign exchange rates	2	(1)
At June 30	76	58
Warrants
As of June 30, 2024 and December 31, 2023, the number of outstanding warrants was 800,000.
The outstanding warrants are valued using a Black-Scholes option-pricing model. Assumptions used to estimate the fair value of the warrants in the option pricing model are as follows:

June 30, 2024
Expected term (years)	0.15
Risk free rate (%)	5.47%
Volatility (%)	35%
Share price (US$)	313.79
The table below presents the changes in the warrants liability:

	2024	2023
	(in € millions)
At January 1	3	1
Changes in fair value recognized in interim condensed consolidated statement of operations	25	6
Effect of changes in foreign exchange rates	1	—
At June 30	29	7

A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €13 million to €50 million at June 30, 2024.

Exchangeable Notes
The table below presents the changes in the Exchangeable Notes:

	2024	2023
	(in € millions)
At January 1	1,203	1,128
Changes in fair value recognized in interim condensed consolidated statement of operations	78	48
Changes in fair value recorded in other comprehensive income/(loss)	5	14
Effect of changes in foreign exchange rates	37	(23)
At June 30	1,323	1,167
The change in estimated fair value is recognized within finance income/(costs) - net in the interim condensed consolidated statement of operations, excluding changes in fair value due to changes in the Group’s own credit risk, which are recognized in other comprehensive income/(loss) and will not be reclassified to the interim condensed consolidated statement of operations.
The fair value of the Exchangeable Notes was estimated using a combination of a binomial option pricing model and prices observed for the Exchangeable Notes in an over-the-counter market on the last trading day of the reporting period. A weight of 75% was applied to the binomial option pricing model and a weight of 25% was applied to the price of the Exchangeable Notes in the over-the-counter market on the last trading day of the reporting period. The key assumptions used in the binomial option pricing model for the Exchangeable Notes were as follows:

June 30, 2024
Risk free rate (%)	4.82%
Discount rate (%)	6.84%
Volatility (%)	40%
Share price (US$)	313.79
A decrease or increase of 10 percentage points in volatility would have resulted in a fair value of the Exchangeable Notes ranging from €1,295 million to €1,354 million at June 30, 2024. A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,305 million to €1,345 million at June 30, 2024. A decrease or increase of 100 basis points in credit spread would have resulted in a fair value of the Exchangeable Notes ranging from €1,336 million to €1,310 million at June 30, 2024.
20.Segment information
The Group has two reportable segments: Premium and Ad-Supported. Revenue for the Premium segment is generated primarily through subscription fees. Revenue for the Ad-Supported segment is primarily generated through the sale of advertising across the Group's music and podcast content. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed to with rights holders. All podcast content costs are recorded in the Ad-Supported segment. The costs of providing audiobook content as part of the Premium subscription are recorded in the Premium segment. The remaining costs that are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions)
Premium
Revenue	3,351	2,773	6,598	5,486
Cost of revenue	2,300	1,984	4,568	3,921
Gross profit	1,051	789	2,030	1,565
Ad-Supported
Revenue	456	404	845	733
Cost of revenue	395	427	759	766
Gross profit/(loss)	61	(23)	86	(33)
Consolidated
Revenue	3,807	3,177	7,443	6,219
Cost of revenue	2,695	2,411	5,327	4,687
Gross profit	1,112	766	2,116	1,532
Reconciliation of segment gross profit
Operating expenses, finance income, and finance costs are not allocated to individual segments as these are managed on an overall Group basis. The reconciliation between reportable segment gross profit to the Group's income/(loss) before tax is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions)
Segment gross profit	1,112	766	2,116	1,532
Research and development	(379)	(453)	(768)	(888)
Sales and marketing	(343)	(399)	(667)	(746)
General and administrative	(124)	(161)	(247)	(301)
Finance income	76	33	135	60
Finance costs	(72)	(27)	(125)	(104)
Income/(loss) before tax	270	(241)	444	(447)
Revenue by country

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	(in € millions)
United States	1,469	1,251	2,862	2,439
United Kingdom	356	293	693	575
Luxembourg	2	2	5	4
Other countries	1,980	1,631	3,883	3,201
Total	3,807	3,177	7,443	6,219
Premium revenue is attributed to a country based on where the membership originates. Ad-Supported revenue is attributed to a country based on where the advertising campaign is delivered. There are no countries that individually make up greater than 10% of total revenue included in “Other countries.”

21.Commitments and contingencies
Commitments
The Group is subject to the following minimum guarantees relating to the content on its Service, the majority of which relate to minimum royalty payments associated with its license agreements for the use of licensed content:

	June 30, 2024	December 31, 2023
	(in € millions)
Not later than one year	590	1,055
Later than one year but not more than five years	2,196	3,610
	2,786	4,665
In addition, the Group is subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments:

	June 30, 2024	December 31, 2023
	(in € millions)
Not later than one year	292	453
Later than one year but not more than five years	1,463	1,369
More than five years	75	83
	1,830	1,905
Contingencies
Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include, but are not limited to, matters relating to intellectual property, data protection, consumer protection, employment, and contractual rights. As a general matter, the music and other content made available on the Group's Service are licensed to the Group by various third parties. Many of these licenses allow rights holders or other authorized parties to audit the Group's royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group's operations or its financial position, liquidity, or results of operations.
On May 16, 2024, the Mechanical Licensing Collective (“MLC”), an entity designated to administer a blanket compulsory license available under U.S. law, filed a lawsuit against Spotify USA Inc. in the U.S. District Court for the Southern District of New York (Mechanical Licensing Collective v. Spotify USA Inc., No. 1:24-cv-03809), alleging that beginning with its March 2024 reporting, Spotify USA Inc. improperly reported and underpaid royalties for its Premium Service as a bundle that includes a specified monthly allocation of audiobook access. If the MLC were entirely successful in this case, the additional royalties that would be due in relation to the period March 1, 2024 to June 30, 2024 would be approximately €46 million, of which approximately €35 million relates to the three months ended June 30, 2024, plus potentially penalties and interest, which we cannot reasonably estimate. We intend to vigorously defend this lawsuit.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Special Note Regarding Forward-Looking Statements
This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

•our ability to attract prospective users, retain existing users, and monetize our products and services;
•competition for users, user listening time, and advertisers;
•risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business;
•risks associated with our new products or services and our emphasis on long-term user engagement over short-term results;
•our ability to predict, recommend, and play content that our users enjoy;
•our ability to generate profit or positive cash flow on a sustained basis;
•our ability to convince advertisers of the benefits of our advertising offerings;
•our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising;
•our ability to generate revenues from podcasts, audiobooks, and other non-music content;
•potential disputes or liabilities associated with content made available on our Service (as defined above);
•risks relating to acquisitions, investments, and divestitures;
•our dependence upon third-party licenses for most of the content we stream;
•our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content;
•our ability to comply with complex license agreements;
•our ability to accurately estimate royalty payments under our license agreements and relevant statutes;
•the limitations on our operating flexibility due to financial commitments required under certain of our license agreements;
•our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements;
•assertions by third parties of infringement or other violations by us of their intellectual property rights;
•our ability to protect our intellectual property;
•the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control;
•our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information;
•undetected errors, misconfigurations, bugs, or vulnerabilities in our products;
•interruptions, delays, or discontinuations in service arising from our systems or systems of third parties;
•changes in laws or regulations affecting us;
•risks relating to privacy and data security, content moderation, and use of artificial intelligence;
•our ability to maintain, protect, and enhance our brand;
•risks associated with increased scrutiny of environmental, social, and governance matters;
•payment acceptance-related risks;
•our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees;
•our ability to access additional capital to support strategic objectives;
•risks relating to currency exchange rate fluctuations and foreign exchange controls;
•the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty;
•our ability to accurately estimate user metrics and other estimates;
•our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service;

•risks related to our indebtedness, including risks related to our Exchangeable Notes;
•fluctuation of our operating results and fair market value of ordinary shares;
•tax-related risks;
•the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and
•risks related to our status as a foreign private issuer and a Luxembourg company.
We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.
We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 (“Annual Report on Form 20-F”) and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).
You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.
Investors and others should note that we announce material financial information to our investors using our Investors website (investors.spotify.com), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our Service, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our Company to review the information we post on the channels listed on our Investors website.
Overview
Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by it.
We are the world's most popular audio streaming subscription service. With a presence in 184 countries and territories, our platform includes 626 million monthly active users (“MAUs”), including 246 million Premium Subscribers (as defined below) as of June 30, 2024.
We currently monetize our Service primarily through both subscriptions and advertising. Our Premium Subscribers have grown 12% year-over-year, as of June 30, 2024, to 246 million. Our 626 million MAUs have grown 14% year-over-year, as of June 30, 2024.
Our results reflect the effects of our trial programs, both discounted and free trials, in addition to seasonal trends in user behavior and, with respect to our Ad-Supported segment, advertising behavior. Historically, Premium Subscriber growth accelerates when we run such trial programs.
For our Ad-Supported segment, typically we experience higher advertising revenue in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand.
Audiobooks
On April 2, 2024, the Company announced the launch of audiobooks on our Premium Service in three additional markets: Canada, Ireland, and New Zealand, offering up to 15 hours of access a month to more than 250,000 audiobooks. Audiobooks are available for eligible Premium Subscribers in the U.S., U.K., Australia, Canada, Ireland, and New Zealand. On March 1, 2024, the Company announced the launch of Audiobooks Access Tier in the U.S., offering Ad-Supported Users a subscription for 15 hours of access a month to more than 250,000 audiobooks. During the second quarter of 2024, the Company announced the launch of a Basic plan in the U.K., Australia, and U.S, offering the benefits of the Premium Service without the monthly audiobook listening time.
Current macroeconomic environment
The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, changes in interest rates, continued geopolitical conflicts in Europe and the Middle East, and related market uncertainty. We will continue to actively monitor and respond accordingly to the macroeconomic environment.

For additional information, refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
Key Performance Indicators
We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do.
MAUs
We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, though we strive to detect and minimize non-bona fide accounts that may typically be created in an attempt to artificially stream content, they may contribute, from time to time, to an overstatement in our reported MAUs. Our MAUs in the tables below are inclusive of Ad-Supported Users who may have employed methods to limit or otherwise avoid being served advertisements. For additional information, refer to the risk factors discussed under Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F, and in our other filings with the SEC.
The table below sets forth our MAUs as of June 30, 2024 and 2023.

	As of June 30
	2024	2023	Change
	(in millions, except percentages)
MAUs	626	551	75	14%

MAUs were 626 million as of June 30, 2024 and 551 million as of June 30, 2023, which represented an increase of 14%. MAUs benefited from our continued investment in driving the growth of our Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued user engagement and customer satisfaction.
Premium Subscribers
We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for Premium Service and other subscription offerings (collectively, “Subscription Offerings”). Our Premium Subscribers include all registered accounts in our Family Plan and Duo Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Our Duo Plan consists of one primary subscriber and up to one additional sub-account, allowing up to two Premium Subscribers per Duo Plan Subscription. Premium Subscribers include subscribers in a grace period of up to 30 days after failing to pay their subscription fee.
The table below sets forth our Premium Subscribers as of June 30, 2024 and 2023.

	As of June 30
	2024	2023	Change
	(in millions, except percentages)
Premium Subscribers	246	220	26	12%
Premium Subscribers were 246 million as of June 30, 2024 and 220 million as of June 30, 2023, which represented an increase of 12%. Our Family Plan and Duo Plan were meaningful contributors of total gross additions in Premium Subscribers, while our free trial offers and global campaigns also accounted for a significant portion of gross additions in Premium Subscribers.
Ad-Supported MAUs
We define Ad-Supported MAUs as the total count of Ad-Supported Users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of June 30, 2024 and 2023.

	As of June 30
	2024	2023	Change
	(in millions, except percentages)
Ad-Supported MAUs	393	343	50	15%
Ad-Supported MAUs were 393 million as of June 30, 2024 and 343 million as of June 30, 2023, which represented an increase of 15%. Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service through successful consumer marketing campaigns, enhanced content offerings, and product enhancements, resulting in continued Ad-Supported User engagement and customer satisfaction.
Premium ARPU
Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium subscription revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months. Fiscal year-to-date figures are calculated by averaging Premium ARPU for the quarters in such period.
The table below sets forth our average Premium ARPU for the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
Premium ARPU	€4.62	€4.27	€0.35	8%	€4.59	€4.30	€0.29	7%
For the three months ended June 30, 2024 and 2023, Premium ARPU was €4.62 and €4.27, respectively, which represented an increase of 8%. This increase of €0.35 is primarily attributable to price increases, resulting in a €0.52 increase in Premium ARPU. This increase was partially offset by changes in product and market mix, decreasing ARPU by €0.11, and unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.06.
For the six months ended June 30, 2024 and 2023, Premium ARPU was €4.59 and €4.30, respectively, which represented an increase of 7%. The increase of €0.29 is primarily attributable to price increases, resulting in a €0.48 increase in Premium ARPU. This increase was partially offset by changes in product and market mix, decreasing ARPU by €0.13, and unfavorable movements in foreign exchange rates, decreasing Premium ARPU by €0.06.
How We Generate Revenue
We operate and manage our business in two reportable segments - Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by the chief operating decision maker to monitor performance and make operating decisions. See Note 20 to our interim condensed consolidated financial statements for additional information regarding our reportable segments.
Premium
We generate revenue for our Premium segment through the sale of subscriptions to the Subscription Offerings. The Subscription Offerings are primarily sold directly to end users. The Premium Service is also sold through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from their end customers. Premium partner subscription revenue is based on a per-subscriber rate in a negotiated partner agreement. We also bundle the Premium Service with other services and products.
Ad-Supported
We generate revenue for our Ad-Supported segment primarily from the sale of display, audio, and video advertising delivered through advertising impressions across our music and podcast content. We generally enter into arrangements with advertising agencies that purchase advertising on behalf of their clients and we also enter into arrangements directly with some large advertisers. These advertising arrangements are typically sold on a cost-per-thousand impressions (“CPM”) basis and are evidenced by an insertion order that specifies the terms of the arrangement such as the type of advertising product, pricing, insertion dates, and number of impressions or downloads in a stated period. Additionally, we generate revenue through arrangements with certain advertising automated exchanges, internal self-serve, and advertising marketplace platforms to distribute advertising inventory for purchase on a CPM basis.

Components of our Operating Results
Cost of revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain record labels, music publishers, and other rights holders, for the right to stream content to our users. Music royalties are typically calculated monthly based on the combination of a number of different variables. Generally, Subscription Offering music royalties are based on the greater of a percentage of revenue and a per user amount. Music royalties for the Ad-Supported Service are typically a percentage of relevant revenue, although certain agreements are based on the greater of a percentage of relevant revenue and an amount for each time a track is streamed. We have negotiated lower per user amounts for our lower priced subscription plans such as our Family Plan, Duo Plan, and Student Plan. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include such measures as the number of applicable Premium Subscribers, the ratio of Ad-Supported Users to applicable Premium Subscribers, and/or the rates of applicable Premium Subscriber churn. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements, incremental costs incurred due to unrecouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors. Cost of revenue also reflects discounts provided by certain rights holders in return for promotional activities in connection with marketplace programs. Additionally, it includes the costs of discounted trials. Royalties payable in relation to audiobook licenses are generally consumption based.
Cost of revenue also includes the cost of podcast content assets (both produced and licensed). Amortization of podcast content assets is recorded over the shorter of the estimated useful economic life or the license period (if relevant) and begins at the release of each episode. We make payments to podcast publishers, whose content we monetize through advertising sales in the Spotify Audience Network (“SPAN”), which are also included in cost of revenue.
Cost of revenue also includes credit card and payment processing fees for subscription revenue, advertising serving, advertising measurement, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs.
Research and Development. We invest heavily in research and development in order to drive user engagement and customer satisfaction on our platform, which we believe helps drive organic growth in MAUs, which, in turn, drives additional growth in, and better retention of, Premium Subscribers, as well as increased advertising opportunities to our users. We aim to design products and features that create and enhance user experiences, and new technologies are at the core of many of these opportunities. Expenses primarily comprise costs incurred for the development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.
Many of our new products and improvements to our platform require large investments and involve substantial time and risks to develop and launch. Some of these products may not be well received or may take a long time for users to adopt. As a result, the benefits of our research and development investments are difficult to forecast.
Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, public relations, branding, consulting expenses, customer acquisition costs, advertising, marketing events and trade shows, amortization of trade name intangible assets, the cost of working with content creators and rights holders to promote the availability of new releases on our platform, and the costs of providing free trials. Expenses included in the cost of providing free trials are derived primarily from per user royalty fees determined in accordance with the rights holder agreements.
General and Administrative. General and administrative expenses primarily comprise employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs, directors' and officers’ liability insurance, and director fees.

Results of Operations
Revenue

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Premium	3,351	2,773	578	21%	6,598	5,486	1,112	20%
Ad-Supported	456	404	52	13%	845	733	112	15%
Total	3,807	3,177	630	20%	7,443	6,219	1,224	20%
Premium revenue
For the three months ended June 30, 2024 and 2023, Premium revenue comprised 88% and 87% of our total revenue, respectively. For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Premium revenue increased €578 million, or 21%. The increase was due primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.
For the six months ended June 30, 2024 and 2023, Premium revenue comprised 89% and 88% of our total revenue, respectively. For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, Premium revenue increased €1,112 million, or 20%. The increase was due primarily to an increase in the number of Premium Subscribers and an increase in Premium ARPU, as noted above.
Ad-Supported revenue
For the three months ended June 30, 2024 and 2023, Ad-Supported revenue comprised 12% and 13% of our total revenue, respectively. For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Ad-Supported revenue increased €52 million, or 13%. This increase was due primarily to growth in music impressions sold and CPM, which increased revenue in our direct and programmatic channels by €29 million. Ad sales from podcasts, supported by growth in podcast impressions sold, and our self-serve platform, also increased revenue by €16 million during the three months ended June 30, 2024.
For the six months ended June 30, 2024 and 2023, Ad-Supported revenue comprised 11% and 12% of our total revenue, respectively. For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, Ad-Supported revenue increased €112 million, or 15%. The increase was due primarily to growth in music impressions sold and CPM, which increased revenue in our direct and programmatic channels by €68 million. Ad sales from podcasts, supported by growth in podcast impressions sold, and our self-serve platform, also increased revenue by €42 million during the six months ended June 30, 2024.
Foreign exchange impact on total revenue
The general movement of the Euro relative to certain foreign currencies, as well as movement in the Argentine Peso, for the three and six months ended June 30, 2024, as compared to the same period in 2023, had an unfavorable net impact on our revenue. We estimate that total revenue for the three and six months ended June 30, 2024 would have been approximately €41 million and €94 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2023.

Cost of revenue

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Premium	2,300	1,984	316	16%	4,568	3,921	647	17%
Ad-Supported	395	427	(32)	(7)%	759	766	(7)	(1)%
Total	2,695	2,411	284	12%	5,327	4,687	640	14%

Premium cost of revenue
For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Premium cost of revenue increased €316 million, or 16%, and Premium cost of revenue as a percentage of Premium revenue decreased from 72% to 69%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue as well as audiobook licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in an increase in content costs of €314 million. Additionally, there was an increase in payment processing fees of €13 million during the three months ended June 30, 2024.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, Premium cost of revenue increased €647 million, or 17%, and Premium cost of revenue as a percentage of Premium revenue decreased from 71% to 69%. The increase in Premium cost of revenue was driven primarily by increases in Premium revenue as well as audiobook licensing costs, partially offset by benefits from certain marketplace programs. These collectively resulted in an increase in content costs of €657 million. Additionally, there was an increase in payment processing fees of €24 million during the six months ended June 30, 2024.

Ad-Supported cost of revenue
For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Ad-Supported cost of revenue decreased €32 million, or 7%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 106% to 87%. The three months ended June 30, 2023 included a €46 million charge for strategic realignment and reorganization costs relating to the write-off of content assets, contract termination and other related costs, and employee severance for which there were no material comparable reorganization charges during the three months ended June 30, 2024. Cost of revenue for the three months ended June 30, 2024 also benefited from a decrease of €11 million primarily related to a reduction in podcast production and personnel costs. These cost reductions were partially offset by higher royalty costs of €17 million due to growth in both advertising revenue and the volume of streams, offset by growth in certain marketplace programs during the three months ended June 30, 2024.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, Ad-Supported cost of revenue decreased €7 million, or 1%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 105% to 90%. The six months ended June 30, 2023 included €46 million of strategic realignment and reorganization costs relating to the write-off of content assets, contract termination and other related costs, and employee severance for which there were no material comparable reorganization charges during the six months ended June 30, 2024. Cost of revenue for the six months ended June 30, 2024 also benefited from a decrease of €13 million primarily related to a reduction in podcast and personnel costs. These cost reductions were partially offset by an increase in royalty costs of €45 million due to growth in both advertising revenue and the volume of streams, partially offset by benefits from certain marketplace programs during the six months ended June 30, 2024.

Foreign exchange impact on total cost of revenue
The general movement of the Euro relative to certain foreign currencies, as well as movement in the Argentine Peso, for the three and six months ended June 30, 2024, as compared to the same period in 2023, had a favorable net impact on our cost of revenue. We estimate that total cost of revenue for the three and six months ended June 30, 2024 would have been approximately €30 million and €71 million higher, respectively, if foreign exchange rates had remained consistent with foreign exchange rates for the comparable period in 2023.

Gross profit/(loss) and gross margin

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	1,051	789	262	33%	2,030	1,565	465	30%
Ad-Supported	61	(23)	84	N/M*	86	(33)	119	N/M*
Consolidated	1,112	766	346	45%	2,116	1,532	584	38%
Gross margin
Premium	31%	28%			31%	29%
Ad-Supported	13%	(6)%			10%	(5)%
Consolidated	29%	24%			28%	25%
* Percentage change is not meaningful for presentation purposes.

Premium gross profit and gross margin
For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Premium gross profit increased by €262 million, and Premium gross margin increased from 28% to 31%. Premium gross margin increased due primarily to revenue growth outpacing music royalty costs and streaming delivery costs, and benefits from certain marketplace programs, partially offset by increases in audiobook licensing costs during the three months ended June 30, 2024.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, Premium gross profit increased by €465 million, and Premium gross margin increased from 29% to 31%. Premium gross margin increased due primarily to revenue growth outpacing music royalty costs, benefits from certain marketplace programs, and reduced streaming delivery costs, partially offset by increases in audiobook licensing costs during the six months ended June 30, 2024.

Ad-Supported gross profit/(loss) and gross margin
For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, Ad-Supported gross profit increased by €84 million, and gross margin increased from (6)% to 13%. The increase in Ad-Supported gross margin was due primarily to a reduction in strategic realignment and reorganization charges relating to the write-off of content assets, contract termination and other related costs, and employee severance during the three months ended June 30, 2023, for which there were no material comparable reorganization charges during the three months ended June 30, 2024. Ad-supported gross margin also increased due to revenue growth outpacing the growth in content costs during the three months ended June 30, 2024.
For the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, Ad-Supported gross profit increased by €119 million, and gross margin increased from (5)% to 10%. The increase in Ad-Supported gross margin was due primarily to a reduction in strategic realignment and reorganization charges relating to the write-off of content assets, contract termination and other related costs, and employee severance during the six months ended June 30, 2023, for which there were no material comparable reorganization charges during the six months ended June 30, 2024. Ad-supported gross margin also increased due to revenue growth outpacing the growth in content costs during the six months ended June 30, 2024.
Consolidated Operating Expenses

Research and development

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Research and development	379	453	(74)	(16)%	768	888	(120)	(14)%
As a percentage of revenue	10%	14%			10%	14%

For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, research and development costs decreased by €74 million, or 16%. The decrease was due primarily to a decrease in personnel-related costs of €43 million that included salaries, share-based compensation, and other employee benefits as a result of decreased headcount. There was also a decrease in impairment charges on real estate assets of €38 million. Additionally, there was a decrease of €7 million related to depreciation of real-estate assets and other facilities costs. These decreases were partially offset by an increase of €23 million in social costs due primarily to changes in share price movements.

For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, research and development costs decreased €120 million, or 14%. The decrease was due primarily to a decrease in personnel-related costs of €119 million that included salaries, share-based compensation, and other employee benefits as a result of decreased headcount. There was also a decrease in impairment charges on real estate assets of €36 million. Additionally, there was a decrease of €10 million related to depreciation of real-estate assets and other facilities costs and a decrease of €8 million in costs for external contractors. These decreases were partially offset by an increase of €71 million in social costs due primarily to changes in share price movements.

Sales and marketing

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Sales and marketing	343	399	(56)	(14)%	667	746	(79)	(11)%
As a percentage of revenue	9%	13%			9%	12%

For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, sales and marketing expense decreased by €56 million, or 14%. The decrease was due primarily to a decrease in impairment charges on real estate assets of €17 million. There was also a decrease in advertising costs of €15 million and a decrease in personnel-related costs of €14 million that included salaries and share-based compensation as a result of decreased headcount. These decreases were partially offset by an increase of €5 million in social costs due primarily to changes in share price movements.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, sales and marketing expense decreased by €79 million, or 11%. The decrease was due primarily to decrease in personnel-related costs of €32 million that included salaries and share-based compensation as a result of decreased headcount and a decrease in advertising costs of €30 million. There was also a decrease in impairment charges on real-estate assets of €16 million. These decreases were partially offset by an increase of €18 million in social costs due primarily to changes in share price movements.

General and administrative

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
General and administrative	124	161	(37)	(23)%	247	301	(54)	(18)%
As a percentage of revenue	3%	5%			3%	5%

For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, general and administrative expense decreased by €37 million, or 23%. The decrease was due primarily to a decrease in impairment charges on real estate assets of €15 million. There was also a decrease in personnel-related costs of €14 million that included salaries and other employee benefits as a result of decreased headcount.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, general and administrative expense decreased by €54 million, or 18%. The decrease was due primarily to a decrease in personnel-related costs of €39 million that included salaries, share-based compensation, and other employee benefits as a result of decreased headcount. There was also a decrease in impairment charges on real estate assets of €14 million.

Finance income
Finance income consists of fair value adjustment gains on certain financial instruments, interest income earned on our cash and cash equivalents and short term investments, interest income on our finance lease receivables, dividends received on our long term investment, and foreign currency gains.

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Finance income	76	33	43	130%	135	60	75	125%
As a percentage of revenue	2%	1%			2%	1%

For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, finance income increased €43 million due primarily to an increase in interest income of €22 million. Finance income for the three months ended June 30, 2024 also included €18 million of dividend income with no such activity recognized during the three months ended June 30, 2023.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, finance income increased €75 million. The increase was due primarily to an increase in interest income of €41 million. Finance income for the six months ended June 30, 2024 also included €18 million of dividend income with no such activity recognized during the six months ended June 30, 2023. Additionally, finance income for the six months ended June 30, 2024 included €8 million of foreign exchange gains on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency, with no such activity recognized within finance income during the six months ended June 30, 2023.

Finance costs
Finance costs consist of fair value adjustment losses on certain financial instruments, interest expense, and foreign currency losses.

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Finance costs	(72)	(27)	(45)	167%	(125)	(104)	(21)	20%
As a percentage of revenue	(2)%	(1)%			(2)%	(2)%

For the three months ended June 30, 2024 as compared to the three months ended June 30, 2023, finance costs increased €45 million. The increase was due primarily to an increase in fair value movements on the Exchangeable Notes of €38 million. There was also an increase in fair value movements on the warrants of €18 million. Finance costs for the three months ended June 30, 2023 included €10 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency, with no such activity recognized within finance costs during the three months ended June 30, 2024.
For the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, finance costs increased €21 million. The increase was due primarily to an increase in fair value movements on the Exchangeable Notes of €30 million. There was also an increase in fair value movements on the warrants of €19 million. Finance costs for the six months ended June 30, 2023 included €23 million in foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency, with no such activity recognized within finance costs during the six months ended June 30, 2024.

Income tax (benefit)/expense

	Three months ended June 30,				Six months ended June 30,
	2024	2023	Change		2024	2023	Change
	(in € millions, except percentages)
Income tax (benefit)/expense	(4)	61	(65)	(107)%	(27)	80	(107)	(134)%
As a percentage of revenue	—%	2%			—%	1%
For the three months ended June 30, 2024, the income tax benefit of €4 million was due primarily to the recognition of deferred tax assets as a result of the increase in the unrealized gain on the Group’s long-term investment in Tencent Music Entertainment Group (“TME”) of €53 million, offset by €38 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity and €10 million of income taxes payable associated with entities in a taxable profit position. For the three months ended June 30, 2023, the income tax expense of €61 million was due primarily to €26 million of deferred tax expense related to the derecognition of deferred tax assets as a result of the decrease in unrealized gain on the Group’s long-term investment in TME, €17 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity, as well as €12 million of income taxes payable associated with entities in a taxable profit position.
For the six months ended June 30, 2024, the income tax benefit of €27 million was due primarily to the recognition of deferred tax assets as a result of the increase in unrealized gain on the Group's long-term investment in TME of €117 million, offset by €64 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity and €16 million of income taxes payable associated with entities in a taxable profit position. For the six months ended June 30, 2023, the income tax expense of €80 million was due primarily to the derecognition of deferred tax assets resulting from the decrease in the unrealized gain on the Group’s long term investment in TME of €28 million, €23 million of income tax expense which arose because the excess tax benefit of share-based compensation deductions was recognized in equity, as well as €19 million of income taxes payable associated with entities in a taxable profit position.

Non-IFRS financial measure
We have reported our interim financial results in accordance with IAS 34 as issued by the IASB. In addition, we have discussed our results using the non-IFRS measure of Free Cash Flow as discussed below.
We define “Free Cash Flow” as net cash flows from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows from operating activities.
Free Cash Flow is a non-IFRS measure and is not a substitute for IFRS measures in assessing our overall financial performance. Because Free Cash Flow is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our interim condensed consolidated financial statements appearing elsewhere in this document.
Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Six months ended June 30,
	2024	2023
	(in € millions)
Net cash flows from operating activities	703	72
Capital expenditures	(7)	(4)
Change in restricted cash	1	(2)
Free Cash Flow	697	66

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investments consist mostly of cash on deposit with banks, time deposits, investments in money market funds, and investments in government securities, corporate notes, fixed income funds, and collateralized reverse purchase agreements. Cash and cash equivalents and short term investments increased by €1,184 million from €4,214 million as of December 31, 2023 to €5,398 million as of June 30, 2024.
We believe our existing cash and cash equivalents, short term investments, and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs and other liquidity requirements for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing of new product introductions, market acceptance of our products, the acquisition of other companies, competitive factors, and global economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms, or at all. For additional information, refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
We continue to evaluate our real estate footprint to optimize our global office space while making necessary investments in offices and information technology infrastructure to grow our business. We fund these investments using current cash and cash equivalents and the cash flow we generate from operations. Given the impact of our Work From Anywhere program and in conjunction with a strategic review of our real estate footprint and space utilization trends, our focus has shifted more towards optimizing our current portfolio and reviewing our real estate needs around the world as opposed to significant expansion of our presence in current markets. This has resulted in a reduction of our real estate footprint as we have decided to sublease certain leased office space. See Note 7 to our interim condensed consolidated financial statements for further details.
Share repurchase program
On August 20, 2021, the Company announced that the board of directors had approved a program to repurchase up to $1.0 billion of the Company’s ordinary shares. Repurchases of up to 10,000,000 of the Company’s ordinary shares were authorized at the Company’s general meeting of shareholders on April 21, 2021. The repurchase program will expire on April 21, 2026. Since the commencement of this repurchase program and through June 30, 2024, 469,274 ordinary shares were repurchased for €91 million under this program.
The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The repurchase program is executed consistent with the Company’s capital allocation strategy of prioritizing investment to grow the business over the long term. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion. The Company uses current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.
Exchangeable notes
On March 2, 2021, Spotify USA Inc. issued US$1,500 million in aggregate principal amount of the Exchangeable Notes. Net proceeds from the issuance of the Exchangeable Notes were €1,223 million after deducting the transaction costs. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes.

Cash flow

	Six months ended June 30,
	2024	2023
	(in € millions)
Net cash flows from operating activities	703	72
Net cash flows used in investing activities	(206)	(9)
Net cash flows from financing activities	386	41
Free Cash Flow(1)	697	66

(1)For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measure” above.

Operating activities
Net cash flows from operating activities increased by €631 million to €703 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The increase was due primarily to an increase in operating income adjusted for non-cash items including depreciation, amortization, impairment charges on real estate assets, write-off of content assets, and share-based compensation expense, resulting in an increase in cash flows from operating activities of €656 million in aggregate. There was also an increase in interest received on cash and cash equivalents and short term investments of €29 million. These increases were partially offset by net unfavorable changes in working capital movements of €55 million, principally due to unfavorable movements in trade and other liabilities partially offset by favorable changes in trade receivables and other assets.
Investing activities
Net cash flows used in investing activities increased by €197 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The increase was due primarily to an increase in net cash outflows from purchases and sales and maturities of short term investments of €205 million. Net cash flows used in investing activities for the six months ended June 30, 2024 also included €18 million of dividends received whereas no such activity occurred during the six months ended June 30, 2023.
Financing activities
Net cash flows from financing activities increased by €345 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023. The increase was due primarily to an increase in cash proceeds from the exercise of stock options of €372 million, partially offset by an increase in payments for employee taxes withheld from restricted stock unit releases of €28 million.
Free Cash Flow
Free Cash Flow increased by €631 million to €697 million for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, due primarily to an increase in net cash flows from operating activities of €631 million, as described above.
Restrictions on subsidiaries to transfer funds
The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company's direct subsidiaries and by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company's direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company's ability to fund its financial and other obligations.
Indebtedness
As of June 30, 2024, our outstanding indebtedness, other than lease liabilities, consisted primarily of the Exchangeable Notes that mature on March 15, 2026 and bear no interest. See Note 15 to our interim condensed consolidated financial statements for further information regarding our Exchangeable Notes. We may, from time to time, seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.
Off-Balance Sheet Arrangements

As of June 30, 2024, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2024:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in € millions)
Minimum guarantees (1)	2,786	590	2,170	26	—
Exchangeable Notes (2)	1,400	—	1,400	—	—
Lease obligations (3)	757	106	203	150	298
Purchase obligations (4)	1,830	292	1,433	30	75
Deferred consideration (5)	14	14	—	—	—
Total	6,787	1,002	5,206	206	373

(1)We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
(2)Consists of principal on our 0.00% Exchangeable Notes due March 15, 2026.
(3)Included in the lease obligations are short term leases and certain lease agreements that the Group has entered into, but had not yet commenced as of June 30, 2024. Lease obligations primarily relate to our office space. The expected remaining lease terms are up to 10 years. See Note 7 to the interim condensed consolidated financial statements for further details regarding leases.
(4)We are subject to various non-cancelable purchase obligations and service agreements with minimum spend commitments, including a service agreement with Google for the use of Google Cloud Platform and certain podcast and marketing commitments.
(5)Included in deferred consideration are obligations to transfer €14 million of cash consideration over the next year to former owners of certain entities we have acquired.
Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price, and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.
Volatile market conditions caused by significant events with macroeconomic impacts, including, but not limited to, inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty, may result in significant changes in foreign exchange rates, interest rates, and share prices, both our own and those of third parties we use to value certain of our long term investments. Refer to Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for further discussion on the impact of worldwide economic conditions on our business, operating results, and financial condition.

Currency risk
Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). The volatility in foreign exchange rates, in particular a weakening of foreign currencies relative to the Euro, may negatively affect our revenue. Our general policy is to hedge transaction exposure on a case-by-case basis. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.
Transaction exposure sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.
The table below shows the immediate impact on Income/(loss) before tax of a 10% strengthening of foreign currencies relative to the Euro in the closing exchange rate of significant currencies to which we have transaction exposure, at June 30, 2024. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	Swedish krona (SEK)	British pound (GBP)	U.S. dollar (USD)
	(in € millions)
(Decrease)/increase in income before tax	(13)	(18)	69

Translation Exposure Sensitivity
The impact on our equity would be approximately €152 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at June 30, 2024.
Interest rate risk
Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Our exposure to interest rate risk is related to our interest-bearing assets, including our cash and cash equivalents and our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and we determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis point decrease or increase in interest rates would have resulted in a change in interest income earned on our cash and cash equivalents and short term investments of €12 million and €23 million for the three and six months ended June 30, 2024, respectively.
Share price risk
Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of the Company's ordinary share price. Our exposure to this risk relates primarily to the Exchangeable Notes, outstanding warrants, and accrual for social costs on outstanding share-based compensation awards.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the Exchangeable Notes ranging from €1,305 million to €1,345 million at June 30, 2024.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a fair value of the warrants ranging from €13 million to €50 million at June 30, 2024.
A 10% decrease or increase in the Company's ordinary share price would have resulted in a decrease or increase in the accrual for social costs on outstanding share-based compensation awards of €26 million and €28 million, respectively at June 30, 2024.
Investment risk
We are exposed to investment risk as it relates to changes in the market value of our long term investments, due primarily to volatility in the share price used to measure the investment and exchange rates. The majority of our long term investments relate to TME. A 10% decrease or increase in TME's share price would have resulted in a fair value of the Group's long term investment in TME ranging from €1,669 million to €2,040 million at June 30, 2024.
Inflation risk
Inflationary factors, such as increases in costs, may adversely affect our results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for our Subscription Offerings or sale of advertisements. Our inability or failure to do so could harm our business, operating results, and financial condition.
Critical accounting policies and estimates
We prepare our interim condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.
We believe that the assumptions and estimates associated with revenue recognition, share-based compensation, content, provisions, Exchangeable Notes, warrants, income taxes, business combinations, lease agreements, impairment of real estate assets, and goodwill impairment have the greatest potential impact on our interim condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.
Recent accounting pronouncements
On January 1, 2024, the Group adopted the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The amendments are applied on a retrospective basis and require the Group to reclassify the Exchangeable Notes (as defined below) as a current liability if the exchange conditions are met, even if no noteholder actually requires us to exchange their notes. Adoption of this amendment did not result in the reclassification of the Exchangeable Notes as a current liability at any reporting date, from the inception of the Exchangeable Notes to June 30, 2024, as the exchange conditions had not been met.
See Note 2 to our interim condensed consolidated financial statements included in this report.

PART II - OTHER INFORMATION

Item 1. Legal Proceeding

We are, from time to time, subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management's estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, and cash flows.

For a discussion of legal proceedings in which we are involved, see Note 18 and Note 21 to our interim condensed consolidated financial statements included in this report.

Item 1A. Risk Factors

There have been no material changes from the risk factors and information disclosed in Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity

On April 26, 2024 and June 12, 2024, the Company issued 1,000,000 and 1,000,000 ordinary shares, respectively, to its Netherlands subsidiary at par value and subsequently repurchased those ordinary shares on the respective dates of issuance at the same price. These shares are held in treasury in order to facilitate the fulfillment of option exercises and restricted stock unit vesting releases under the Company’s stock option and restricted stock unit plans. See Note 13 to our interim condensed consolidated financial statements included in this report for additional details.
No ordinary shares were repurchased from the open market during the three months ended June 30, 2024.
Item 3. Defaults Upon Senior Securities

None.
Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: July 24, 2024	By:	/s/ Daniel Ek
	Name:	Daniel Ek
	Title:	Chief Executive Officer